

February 3, 2015

Via E-mail
Michael A. Stivala
President and Chief Executive Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

> **Re: Suburban Propane Partners, L.P.**
> **Form 10-K for Fiscal Year Ended September 27, 2014**
> **Filed November 26, 2014**
> **File No. 1-14222**

Dear Mr. Stivala:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief